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                           September 23, 2022

       Lowell Holden
       Chief Financial Officer
       Nascent Biotech Inc.
       623 17th Street Suite 4
       Vero Beach FL, 32960

                                                        Re: Nascent Biotech
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 19,
2022
                                                            File No. 333-267496

       Dear Mr. Holden:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Claudia McDowell